

September 3, 2015

Mail Stop 4720

<u>Via E-mail</u>
Mr. Michael Durbin
Chief Financial Officer
Community Choice Financial Inc.
6785 Bobcat Way, Suite 200
Dublin, Ohio 43016

> **Re: Community Choice Financial Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 30, 2015**
> **File No. 001-35537**

Dear Mr. Durbin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2014</u>

<u>Item 8. Financial Statements And Supplementary Data</u>

<u>Note 1. Ownership, Nature of Business, and Significant Accounting Policies – Fair Value of Financial Instruments, pages 66-67</u>

1. Please provide us the disclosures required by ASC 820-10-50-2 for finance receivables categorized within Level 3 of the fair value category and expand the note in future filings.

Note 2. Finance Receivables, Credit Quality Information and Allowance for Loan Losses, page 69

2. Please provide us the disclosures required by ASC 310-10-50-11B (g) and (h) as prescribed in ASC 310-10-50-11C, as well as the disclosures required by ASC 310-10-50-14A and 15 for impaired loans and expand the note in future filings.

3. We note your statement that the provision for medium-term consumer loans includes a provision of $1,439 on loans the company considered to be troubled debt restructurings. Please provide us the disclosures required by ASC 310-10-50-33 through 50-34 with regard to troubled debt restructurings and expand the note in future filings.

Note 16. Income Taxes, page 83

4. We note that you do not have a deferred tax valuation allowance for the full net deferred tax assets in the periods presented. We further note that you had losses before taxes of ($77.2) million in 2014 and ($4.1) million in 2015 and goodwill impairment of $72.1 million in 2014. Please tell us in detail and revise future filings to explain why your deferred tax assets will more likely than not be realized. Specifically discuss the key facts and circumstances including the nature of the positive and negative evidence you considered in making your determination. Refer to guidance starting at ASC 740-10-30-16.

Note 17. Business Segment, page 85

5. Please revise future filings to include the following concerning segments. Please provide the requested disclosures in your response:
    *   A measure of profit or loss for each reportable segment (i.e., income (loss) from continuing operations, before tax) as required by ASC 280-10-50-22;
    *   A reconciliation of the reportable segments' measures of profit or loss to the public entity's consolidated income before income taxes, extraordinary items, and discontinued operations as required by ASC 280-10-50-30.b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3321 with any questions.

Sincerely,

/s/ David Irving

David Irving
Senior Accountant
Office of Financial Services I